Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2019 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s Consolidated Financial Information

Appendix B: Summary of OPC’s Consolidated Financial Information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary Financial Information of OPC’s Subsidiaries

Appendix E: Summary Operational Information of OPC

Appendix A

Summary of Kenon’s Consolidated Financial Information

Kenon Holdings Ltd. and subsidiaries
 Consolidated Statements of Financial Position as of March 31, 2019 and December 31, 2018

	As of March 31,	As of December 31,
	2019	2018
	(Unaudited)
	$ millions
Current assets
Cash and cash equivalents	161	131
Short-term investments and deposits	51	50
Trade receivables, net	33	36
Other current assets, including derivatives	30	41
Assets held for sale	70	70
Total current assets	345	328
Non-current assets
Investments in associated companies	142	161
Deposits, loans and other receivables, including derivative instruments	148	140
Deferred payment receivable	193	189
Deferred taxes, net	1	1
Property, plant and equipment, net (including right-of-use asset)	659	635
Intangible assets, net	1	1
Total non-current assets	1,144	1,127
Total assets	1,489	1,455
Current liabilities
Loans and debentures	28	23
Trade payables	58	48
Other payables, including derivative instruments and liabilities in respect of leases	22	12
Income tax payable	6	7
Total current liabilities	114	90
Non-current liabilities
Loans, excluding current portion	497	488
Debentures, excluding current portion	78	75
Other non-current liabilities	6	-
Deferred taxes, net	66	59
Income tax payable	27	27
Total non-current liabilities	674	649
Total liabilities	788	739
Equity
Share capital	602	602
Translation reserve	(1)	1
Capital reserve	17	17
Accumulated profit	16	29
Equity attributable to owners of the Company	634	649
Non-controlling interests	67	67
Total equity	701	716
Total liabilities and equity	1,489	1,455

Kenon Holdings Ltd. and subsidiaries
 Unaudited Consolidated Statements of Profit & Loss for the three months ended March 31, 2019 and 2018

	For the three months ended March 31,
	2019	2018
	$ millions
Revenue	97	101
Cost of sales and services (excluding depreciation)	(61)	(63)
Depreciation	(7)	(8)
Gross profit	29	30
Selling, general and administrative expenses	(10)	(7)
Financing expenses	(6)	(6)
Financing income	4	2
Financing expenses, net	(2)	(4)
Gain on third party investment in Qoros	-	504
Fair value loss on option	(5)	-
Write back of financial guarantee	-	63
Share in losses of associated companies, net of tax	(13)	(28)
(Loss)/profit before income taxes	(1)	558
Income taxes	(5)	(6)
(Loss)/profit for the period from continuing operations	(6)	552
Loss for the period from discontinued operations (after tax)	(1)	-
(Loss)/profit for the period	(7)	552
Attributable to:
Kenon's shareholders	(12)	545
Non-controlling interests	5	7
(Loss)/profit for the period	(7)	552
Basic/diluted (loss)/profit per share attributable to Kenon's shareholders (in dollars):
Basic/Diluted (loss)/profit per share	(0.24)	10.13
Basic/Diluted (loss)/profit per share from continuing operations	(0.23)	10.13
Basic/Diluted loss per share from discontinued operations	(0.01)	-

Kenon Holdings Ltd. and subsidiaries
Unaudited Consolidated Statements of Cash Flows
 For the three months ended March 31, 2019 and 2018

	For the three months ended March 31,
	2019	2018
	$ millions
Cash flows from operating activities
(Loss)/profit for the period	(7)	552
Adjustments:
Depreciation and amortization	7	8
Financing expenses, net	2	4
Share in losses of associated companies, net of tax	13	28
Write back of financial guarantee	-	(63)
Gain on third party investment in Qoros	-	(504)
Fair value loss on option	5	-
Share-based payments	1	-
Net change in fair value of derivative financial instruments	-	1
Income taxes	5	6
	26	32
Change in trade and other receivables	7	36
Change in trade and other payables	15	(33)
	48	35
Income taxes paid, net	(1)	(169)
Net cash provided by/(used in) operating activities	47	(134)

Kenon Holdings Ltd. and subsidiaries
Unaudited Consolidated Statement of Cash Flows, continued
 For the three months ended March 31, 2019 and 2018

	For the three months ended March 31,
	2019	2018
	$ millions
Cash flows from investing activities
Short-term deposits and loans, net	-	7
Cash paid for businesses purchased, less cash acquired	-	(2)
Payment of transaction costs for sale of subsidiaries	-	(46)
Payments for long-term deposits	(4)	(4)
Acquisition of property, plant and equipment	(8)	(16)
Proceeds from dilution of third party investment in Qoros	-	260
Receipt to release financial guarantee	-	18
Net cash (used in)/provided by investing activities	(12)	217

Cash flows from financing activities
Capital distribution	-	(665)
Receipt of long-term loans and issuance of debentures	-	7
Repayment of long-term loans and debentures	(3)	(7)
Repayment of short-term credit from banks and others, net	(1)	(378)
Interest paid	(4)	(6)
Net cash used in financing activities	(8)	(1,049)

Increase/(decrease) in cash and cash equivalents	27	(966)
Cash and cash equivalents at beginning of the period	131	1,417
Effect of exchange rate fluctuations on balances of cash and cash equivalents	3	4
Cash and cash equivalents at end of the period	161	455

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	For the three months ended March 31, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
	$ millions

Revenue	97	-	-	97
Depreciation and amortization	(7)	-	-	(7)
Financing income	-	-	4	4
Financing expenses	(5)	-	(1)	(6)
Fair value loss on put option	-	(5)	-	(5)
Share in losses of associated companies	-	(5)	(8)	(13)
Profit / (Loss) before taxes	18	(10)	(9)	(1)
Income taxes	(4)	-	(1)	(5)
Profit / (Loss) from continuing operations	14	(10)	(10)	(6)

(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the three months ended March 31, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	$ millions
Revenue	101	-	-	-	101
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	-	-	18	(16)	2
Financing expenses	(5)		(17)	16	(6)
Write back of financial guarantee	-	63	-	-	63
Gain on third party investment in Qoros	-	504	-	-	504
Share in losses of associated companies	-	(15)	(13)	-	(28)
Profit / (Loss) before taxes	22	552	(16)	-	558
Income taxes	(6)	-	-	-	(6)
Profit / (Loss) from continuing operations	16	552	(16)	-	552

(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

Information regarding associated companies

	Assets held for sale		Carrying amounts of investment in associated companies		Equity in the net losses of associated companies
	as of		as of		for the period ended
	March 31,	December 31,	March 31,	December 31,	March 31,	March 31,
	2019	2018	2019	2018	2019	2018
	$ millions		$ millions		$ millions
ZIM	-	-	83	91	(8)	(13)
Qoros	70	70	59	70	(5)	(15)

	70	70	142	161	(13)	(28)

Appendix B

Summary of OPC’s Consolidated Financial Information

OPC’s Unaudited Consolidated Statement of Profit or Loss

	For the three months ended March 31,
	2019	2018
	$ millions
Revenue	97	101
Cost of sales (excluding depreciation and amortization)	(61)	(63)
Depreciation and amortization	(7)	(8)
Gross profit	29	30
General, selling and administrative expenses	(6)	(3)
Financing expenses, net	(5)	(5)
Profit before taxes	18	22
Taxes on income	(4)	(6)
Net profit for the period	14	16
Attributable to:
Equity holders of the company	11	13
Non-controlling interest	3	3
Net profit for the period	14	16

Summary Data from OPC’s Unaudited Consolidated Statement of Cash Flows

	For the three months ended March 31,
	2019	2018
	$ millions
Cash flows provided by operating activities	52	27
Cash flows used in investing activities	(12)	(22)
Cash flows used in financing activities	(8)	(5)

Increase in cash and cash equivalents	32	-
Cash and cash equivalents at end of the period	124	145
Investments in property, plant and equipment	8	15
Total depreciation and amortization	7	8

Summary Data from OPC’s Consolidated Statement of Financial Position

	As of
	March 31, 2019	December 31, 2018
	(Unaudited)
	$ millions
Total financial liabilities[1]	603	586
Total monetary assets[2]	231	187
Total equity attributable to the owners	187	181
Total assets	968	905

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a “non-IFRS financial measure.”

OPC defines “EBITDA” as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

For the three months ended March 31, 2019
$ millions
Net profit for the period	14
Depreciation and amortization	7
Financing expenses, net	5
Income tax expense	4
EBITDA	30

For the three months ended March 31, 2018
$ millions
Net profit for the period	16
Depreciation and amortization	8
Financing expenses, net	5
Income tax expense	6
EBITDA	35

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of March 31, 2019:

	OPC-Rotem	OPC-Hadera	Others	Total
	$ millions

Debt (excluding accrued interest)	343	179	81	603
Cash and cash equivalents and short term deposits	65	10	76	151
Restricted cash (including debt service reserves)	54	2	24	80
Debt service reserves	29	-	13	42

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of December 31, 2018:

	OPC-Rotem	OPC-Hadera	Others	Total
	$ millions

Debt (excluding accrued interest)	336	172	78	586
Cash and cash equivalents and short term deposits	26	12	77	115
Restricted cash (including debt service reserves)	46	2	24	72
Debt service reserves	24	-	13	37

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the Rotem plant and the Hadera energy center (kWh in millions):

	For the three months ended March 31.
	2019	2018
Sales to private customers	969	973
Sales to the system administrator	43	38
Total sales	1,012	1,011

	For the three months ended March 31
	2019	2018
Net generation of electricity	984	976
Purchase of electricity from the system administrator	28	35
Total volume of electricity generated and purchases from the system administrator	1,012	1,011

	For the three months ended March 31
	2019		2018
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
Rotem	100%	961	100%	951
Hadera	92.8%	23	99.8%	25